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                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-26331

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 1, 1997)

                        UNITED TECHNOLOGIES CORPORATION
            SHAREOWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

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 THIS DOCUMENT SUPPLEMENTS AND MUST BE USED IN CONJUNCTION WITH THE PROSPECTUS
    DATED MAY 1, 1997. YOU SHOULD KEEP THIS PROSPECTUS SUPPLEMENT FOR FUTURE
                                   REFERENCE.

     Effective as of June 22, 1999, we have revised the United Technologies Corporation Shareowner Dividend Reinvestment and Stock Purchase Plan to change the treatment of cash dividends paid on shares of United Technologies Corporation common stock held in book-entry form in your account under the plan. Under the original plan, all cash dividends paid on shares held in a participant's book-entry plan account were automatically reinvested in additional shares under all of the three investment options. Under the revised plan, the plan administrator will no longer automatically reinvest the dividends paid on such book-entry plan account shares, unless the participant has selected the "FULL DIVIDEND REINVESTMENT" option.

     We have also changed the "PARTIAL DIVIDEND REINVESTMENT" and "VOLUNTARY CASH PAYMENTS ONLY" options available under the plan.

     - Under the revised "PARTIAL DIVIDEND REINVESTMENT" option you may specify a whole number of shares for which you wish to receive cash dividends paid directly to you. This whole number can include both shares held in your book-entry plan account as well as shares held in certificate form by you. Under this revised option, the administrator will reinvest the cash dividends on your remaining shares directly in additional shares. This revised option will allow participants to receive directly a fixed amount of cash dividends each quarter (assuming that the amount and timing of the dividend remains the same).

     - Under the revised "VOLUNTARY CASH PAYMENTS ONLY" option, participants will now receive cash dividends paid directly on all shares.

     - You may also continue to have all of your cash dividends reinvested under the "FULL DIVIDEND REINVESTMENT" option.

     This supplement describes the changes to the description of the original plan in the May 1, 1997 prospectus to reflect these revisions. Except as described in this supplement, the plan has not changed. Although the plan contemplates the continuation of quarterly dividend payments, United Technologies' payment of future dividends will depend on its future earnings, its financial condition and other factors.

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            The date of this Prospectus Supplement is June 22, 1999
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     Under the revised plan, participants may choose one of the following options:

     - "FULL DIVIDEND REINVESTMENT." If a participant chooses this option, the administrator will, as under the original plan, reinvest all the cash dividends on shares held by the participant in certificate form and in the participant's book-entry plan account in additional shares. In order to take advantage of this option, a participant must have a total of ten shares held in the participant's name and/or in the participant's plan account.

     - "PARTIAL DIVIDEND REINVESTMENT." If a participant chooses this revised option, the participant may specify the number of whole shares for which the participant wishes to receive cash dividends directly. The administrator will reinvest the cash dividends on the remaining shares in additional shares. The number of whole shares the participant specifies cannot exceed the total number of shares held by the participant and in the participant's plan account, less a 10 share minimum required for reinvestment under this option.

     - "VOLUNTARY CASH PAYMENTS ONLY (NO DIVIDEND REINVESTMENT)." If a participant chooses this option the participant may, as under the original plan, make voluntary cash payments for the purchase of additional shares which will be credited to the participant's plan account. Each cash payment must be at least $100 and the total cash payments for each calendar year cannot be more than $120,000. Under this option in the revised plan, the participant will now receive the cash dividends directly on all shares held in certificate form by the participant and/or in the participant's book-entry plan account.

     As under the original plan, participants who select the "FULL DIVIDEND REINVESTMENT" or the "PARTIAL DIVIDEND REINVESTMENT" option, may also, at any time, make voluntary cash payments of at least $100 each up to the $120,000 annual maximum for the purchase of additional shares.

     A participant can change his or her choice of options (including to change the number of shares for which the participant wishes to receive cash dividends) at any time by calling or writing the plan administrator at the number and address written at the end of this prospectus supplement. In order for a change to be effective for any particular cash dividend declared by United Technologies, the administrator must receive your notice prior to the record date for that dividend.

     Because the administrator will no longer be automatically reinvesting cash dividends on shares held in participants' book-entry plan accounts, we are making the following changes to the responses included in the original prospectus (otherwise, the responses in the original prospectus have not changed):

          Question 2. What are the advantages of the plan? As stated in the original prospectus, full investment of funds is still possible under the plan, however, under the revised plan cash dividends on shares held in the participant's book-entry plan account will be reinvested only to the extent the participant so elects.

          Question 3. Who administers the plan for participants? In describing the role of the administrator of the plan, the original prospectus stated that the plan administrator, as the record holder of shares held in a participant's account under the plan, received all of the cash dividends paid on those shares and reinvested the dividends in additional shares. Under the revised plan, participants may elect to receive cash dividends on some or all of their shares including shares held in their book-entry plan accounts.

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          Question 6.  Is partial participation possible under the
     plan? Partial participation is still possible under the plan. Instead of specifying the number of shares for which dividends should be reinvested, participants should specify the number of shares for which cash dividends should be paid directly under the "PARTIAL DIVIDEND REINVESTMENT" option. The administrator will reinvest the dividends paid on the remaining shares.

          Question 8. What does the Enrollment Authorization Form provide? The Enrollment Authorization Form now provides for the investment options described above in this supplement.

          Question 19. Will participants be credited with dividends on fractions of shares? As in the original plan, dividends will be paid on both whole and fractional shares held in a participant's book-entry plan account but the administrator will reinvest these dividends in additional shares only to the extent the participant elects.

          Question 24. Will the plan administrator accept a participant's underlying certificates for safekeeping? Participants may still deposit share certificates registered in the participant's name with the plan administrator. Under the original plan, all cash dividends paid on the deposited shares were reinvested. Now, participants can elect to receive cash dividends directly on some or all of the participant's shares, including shares deposited for safekeeping in the participant's book-entry plan account.

          Question 25. What happens when a participant sells or transfers a portion of the shares registered in the participant's name? Under the original plan, if a participant sold or transferred some of the shares held in the participant's name, the administrator continued to reinvest dividends on the remaining shares held by the participant in certificate form and enrolled in the plan for which the participant had elected to reinvest dividends and on all shares in the participant's book-entry plan account. Now, the plan administrator will no longer automatically reinvest dividends on all shares in the participant's plan account and dividends will only be reinvested to the extent elected by the participant. If the participant sells or transfers shares, the administrator will deduct the number of shares sold or transferred first from the participant's shares for which dividends are being reinvested.

     IF YOU WOULD LIKE TO RECEIVE AN ADDITIONAL COPY OF THE ORIGINAL PROSPECTUS DATED MAY 1, 1997, PLEASE CONTACT: First Chicago Trust Company of New York, P.O. Box 2598, Jersey City, NJ 07303-2598, Telephone Number: 1-800-519-3111
(Please mention United Technologies Corporation in all correspondence.)

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